UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA Announces Fourth Quarter and Full Year 2021 Results

Mexico City, February 24, 2022, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL, NYSE: KOF) (“Coca-Cola FEMSA,” “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces its results for the fourth quarter and the full year of 2021.

FOURTH QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Consolidated volumes increased 5.4%, driven mainly by volume growth in Mexico, Central America, Colombia, Argentina, and Uruguay, partially offset by a slight volume decline in Brazil. Total volumes increased 6.9% versus our 2019 baseline.
•	Total revenues increased 8.5%, while comparable revenues increased 10.5%, driven by our pricing initiatives, volume growth, and favorable price-mix effects. This increase was partially offset by a decline in beer revenues related to the partial transition of the beer portfolio in Brazil. Total revenues increased 3.0% versus the same period of 2019.
•	Operating income increased 7.6%, while comparable operating income increased 8.0%, driven mainly by an increase in our top-line and favorable hedging initiatives, coupled with the resumption of the recognition of tax credits in Brazil related to the Manaus Free Trade Zone. These effects were partially offset by unfavorable raw material prices and the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. Operating income increased 22.1% as compared to the same period of 2019.
•	Majority net income increased 82.8%, driven mainly by solid operating results, coupled with the one-time recognition of a favorable deferred tax credit in Brazil and a decrease in comprehensive financial result during the quarter.

FULL YEAR OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Total volumes increased 5.3%, driven by a recovery in all of our countries as a result of solid execution, coupled with economic reopening and increased mobility across our markets. Total volumes increased 2.6% versus our 2019 baseline.
•	Total revenues increased 6.1%, while comparable revenues increased 11.1%, driven by volume growth, our pricing initiatives, and favorable price-mix effects, partially offset by a decline in beer revenues related to the partial transition of the beer portfolio in Brazil. Total revenues remained flat versus 2019.
•	Operating income increased 8.6%, while comparable operating income increased 11.8%. This increase was driven mainly by an increase in our gross profit and favorable hedging initiatives, coupled with the resumption of the recognition of tax credits in Brazil related to the Manaus Free Trade Zone. These effects were partially offset by an increase in raw material prices and the normalization of certain operating expenses. As compared to 2019, our operating income increased 7.8%.
•	Earnings per share[1] were Ps. 0.93 (Earnings per unit were Ps. 7.48, and per ADS were Ps. 74.77.).

FINANCIAL SUMMARY FOR THE FOURTH QUARTER AND FULL YEAR OF 2021
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		4Q 2021	FY 2021	4Q 2021	FY 2021	4Q 2021	FY 2021	4Q 2021	FY 2021
As Reported	Consolidated	8.5%	6.1%	9.3%	7.0%	7.6%	8.6%	82.8%	52.4%
	Mexico & Central America	13.7%	8.4%	9.1%	8.4%	2.6%	8.1%
	South America	2.0%	2.8%	9.6%	4.4%	18.6%	9.5%

Comparable (2)	Consolidated	10.5%	11.1%	11.0%	11.3%	8.0%	11.8%
	Mexico & Central America	13.7%	9.7%	9.1%	9.6%	2.4%	8.9%
	South America	6.4%	13.1%	14.2%	14.7%	20.6%	18.7%

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“Our full-year 2021 results reflect our business’s resilience and our ability to deliver accelerated results. Driven by the unwavering commitment of our teams to execute the right strategies across our markets, our volumes increased in all of our territories, resulting in consolidated volume growth of 5.3% year on year and 2.6% versus 2019. Notably, our revenues and our operating income grew 6.1% and 8.6%, respectively, for an operating income margin expansion of 30 basis points—all in the face of a dynamic raw material and supply chain environment.

Moreover, we achieved significant strategic milestones during the year; we strengthened our partnership with The Coca-Cola Company, accelerated the rollout of our digital capabilities, and capitalized on value-enhancing acquisition opportunities. Looking ahead, we are confident that we have the right vision and strategy to continue transforming our company and delivering sustainable long-term value for many years to come.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q2021 Results

February 24, 2022

RECENT DEVELOPMENTS

•	On November 3, 2021, Coca-Cola FEMSA paid the second installment of the 2020 dividend approved for Ps. 0.63 per share (equivalent to Ps. 5.04 per unit).

•	On December 17, 2021, Coca-Cola FEMSA, S.A.B. de C.V announced that its Brazilian subsidiary Spal Industria Brasileira de Bebidas S.A. (“Spal”) reached an agreement to acquire 100% of Brazilian Coca-Cola bottler, CVI Refrigerantes Ltda. (“CVI”). The parties agreed to an all-cash transaction for an enterprise value of R$632.5 million. The transaction was successfully closed on January 24, 2022. With the acquisition of CVI, Coca-Cola FEMSA bolsters its leadership position in the region to reach 52% of the Coca-Cola System’s volume in Brazil. The Company adds to its operation one bottling facility and three distribution centers that serve more than 13 thousand points of sale and more than 2.8 million consumers.

•	On January 25, 2022, Coca-cola FEMSA announced the construction of a new recycling plant together with ALPLA México, S.A. de C.V. (“ALPLA”), known as “PLANETA” (Planta Nueva Ecologia de Tabasco), to bolster the circular economy in the south and southeast regions of Mexico. The plant will be built in the state of Tabasco and will have a joint investment between Coca-Cola FEMSA and ALPLA of more than US$60 million. The plant is expected to start operations during the first quarter of 2023.

•	On February 8, 2022, Coca-Cola FEMSA announced that it became the only Mexico-based company in the beverage sector to be included in the S&P Global Sustainability Yearbook 2022 for the second consecutive year due to its high performance in the S&P Global Corporate Sustainability Assessment (CSA). The Company was ranked within the top 15% of leading companies in sustainability under S&P Global’s proprietary annual evaluation of the environmental, social, economic, and corporate governance dimensions of more than 7,000 companies around the world.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 4Q2021 Results

February 24, 2022

CONSOLIDATED FOURTH QUARTER RESULTS

CONSOLIDATED FOURTH QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2021	4Q 2020	Δ%	Δ%
Total revenues	53,273	49,116	8.5%	10.5%
Gross profit	23,985	21,939	9.3%	11.0%
Operating income	7,778	7,229	7.6%	8.0%
Operating cash flow (2)	10,648	9,998	6.5%	7.5%

Volume increased 5.4% to 951.3 million unit cases, driven mainly by volume growth in Mexico, Central America, Colombia, Argentina and Uruguay. This increase was partially offset by a slight volume decline in Brazil. Consolidated volume increased 6.9% versus our 2019 baseline.

Total revenues increased 8.5% to Ps. 53,273 million. This increase was driven mainly by our pricing initiatives, coupled with favorable price-mix effects and volume growth. These effects were partially offset by unfavorable currency translation effects from some of our operating currencies into Mexican Pesos and a decline in beer revenues related to the partial transition of the beer portfolio in Brazil. On a comparable basis, total revenues would have increased 10.5%. Total revenues increased 3.0% versus the same period of 2019.

Gross profit increased 9.3% to Ps. 23,985 million, and gross margin expanded 30 basis points to 45.0%. This increase was driven mainly by our raw material hedging strategies, coupled with revenue management initiatives and the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone in Brazil. These effects were partially offset by the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs and higher concentrate costs in Mexico. On a comparable basis, gross profit would have increased 11.0%. Gross profit increased 4.6% versus the fourth quarter of 2019.

Operating income increased 7.6% to Ps. 7,778 million, and operating margin contracted 10 basis points to 14.6%. This operating income increase was driven mainly by favorable top-line performance, partially offset by the normalization of certain operating expenses such as labor, and maintenance related to the reopening and increased mobility across our operations. On a comparable basis, operating income would have increased 8.0%. Our operating income increased 22.1% versus our 2019 baseline.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2021 Results

February 24, 2022

Comprehensive financing result recorded an expense of Ps. 748 million, compared to an expense of Ps. 1,777 million in the same period of 2020.

This quarter, the Company had a reduction in interest expense, net, as compared to the same period of 2020, as we recognized an increase in our interest income related to an increase in interest rates in Brazil. This decrease was partially offset by an increase in interest expenses.

Moreover, we recorded a foreign exchange gain of Ps. 79 million as compared to a foreign exchange loss of Ps. 346 million recorded during the same period of 2020, as our cash exposure in U.S. dollars was positively impacted by the depreciation of the Mexican Peso and the Brazilian Real during the quarter.

In addition, the Company recorded a gain of Ps. 269 million in monetary position in inflationary subsidiaries as compared to a gain of Ps. 123 million during the same period of 2020. Finally, we recorded a gain in financial instruments of Ps. 131 million, driven mainly by a market value gain recognized during this quarter, as compared to a loss of Ps. 214 million recorded during the same period of 2020.

Income tax as a percentage of income before taxes was 14.1% as compared to 36.3% during the same period of the previous year. This decrease was driven mainly by the one-time effect of the recognition of a favorable deferred tax credit in Brazil and the unfavorable deferred tax adjustments in Mexico that impacted the same period of 2020.

Net income attributable to equity holders of the company reached Ps. 5,809 million as compared to Ps. 3,177 million during the same period of the previous year, driven mainly by a lower consolidated tax rate, coupled with a decrease in comprehensive financial results and solid operating results. Earnings per share1 were Ps. 0.35 (Earnings per unit were Ps. 2.77, and earnings per ADS were Ps. 27.65.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 4Q2021 Results

February 24, 2022

CONSOLIDATED FULL YEAR RESULTS

CONSOLIDATED FULL YEAR RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	FY 2021	FY 2020	Δ%	Δ%
Total revenues	194,804	183,615	6.1%	11.1%
Gross profit	88,598	82,811	7.0%	11.3%
Operating income	27,402	25,243	8.6%	11.8%
Operating cash flow (2)	38,849	37,345	4.0%	7.8%

Volume increased 5.3% to 3,457.9 million unit cases in the full year of 2021 as compared to the same period of 2020, driven by volume growth across all of our operations resulting from our solid execution, coupled with gradual recoveries and increases in mobility. Consolidated volume increased 2.6% as compared to our 2019 baseline.

Total revenues increased 6.1% to Ps. 194,804 million in the full year of 2021 as compared to the same period of 2020, driven by volume growth, our pricing initiatives, and favorable price-mix effects. This increase was partially offset by unfavorable currency translation effects resulting from the depreciation of all of our operating currencies into Mexican Pesos, and a decline in beer revenues related to the partial transition of the beer portfolio in Brazil. In addition, during the same period of 2020, we recorded non-recurring other operating revenues related to an entitlement to reclaim tax payments in Brazil. On a comparable basis, total revenues would have increased 11.1%. Total revenues increased 0.2% versus 2019.

Gross profit increased 7.0% to Ps. 88,598 million in the full year of 2021 as compared to the same period of 2020, and gross margin expanded 40 basis points to 45.5%. Favorable price-mix effects, our raw material hedging strategies, and the positive effect of the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone in Brazil were partially offset by: i) higher raw material prices; ii) higher concentrate costs in Mexico; iii) and the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have increased 11.3%. Gross profit increased 1.2% versus 2019.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2021 Results

February 24, 2022

Operating income increased 8.6% to Ps. 27,402 million in the full year of 2021 as compared to the same period of 2020, and operating margin expanded 30 basis points to 14.1%. This increase was mainly driven by a solid gross profit performance partially offset by the normalization of certain operating expenses such as marketing, labor, and maintenance related to increases in mobility across our operations. On a comparable basis, operating income would have increased 11.8%. Our operating income increased 7.8% versus our 2019 baseline.

Comprehensive financing result recorded an expense of Ps. 4,219 million during the full year of 2021 compared to an expense of Ps. 6,678 million in the same period of 2020.

Interest expense, net, recorded a decrease during the year, driven mainly by a one-time interest expense related to our successful debt refinancing initiatives during the first quarter of 2020, coupled with the re-payment of short-term financings and the re-payment of a Mexican Peso-denominated bond. These short-term financings were a preventive measure to reinforce the Company’s cash position in the face of the uncertainties driven by the COVID-19 pandemic.

Moreover, we recorded a foreign exchange gain of Ps. 227 million as compared to a foreign exchange gain of Ps. 4 million recorded during the same period of 2020, as our cash exposure to U.S. dollars was positively impacted by the depreciation of the Mexican Peso and the Brazilian Real.

In addition, we recognized a gain in monetary position in inflationary subsidiaries of Ps. 734 million as compared to a gain of Ps. 376 million recorded during the same period of 2020.

Finally, we recorded a gain in financial instruments of Ps. 80 million, driven mainly by a market value gain recognized during this year as compared to a loss of Ps. 212 million.

Income tax as a percentage of income before taxes was 28.9% as compared to 33.8% for the previous year. This decrease was driven by the one-time effect of a favorable deferred tax credit in Brazil recognized in 2021, and deferred tax adjustments in Mexico that were recognized during the fourth quarter of 2020.

Net income attributable to equity holders of the company reached Ps. 15,708 million in the full year of 2021 as compared to Ps. 10,307 million during the same period of the previous year. Earnings per share1 were Ps. 0.93 (Earnings per unit were Ps. 7.48, and earnings per ADS were Ps. 74.77.).

(1)	Earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 4Q2021 Results

February 24, 2022

MEXICO & CENTRAL AMERICA DIVISION FOURTH QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2021	4Q 2020	Δ%	Δ%
Total revenues	30,792	27,073	13.7%	13.7%
Gross profit	14,918	13,670	9.1%	9.1%
Operating income	5,083	4,956	2.6%	2.4%
Operating cash flow (2)	6,835	6,612	3.4%	3.3%

Volume increased 7.4% to 531.8 million unit cases, driven mainly by strong volume growth in Mexico, 14.1% volume growth in Guatemala, and 19.8% volume growth in Central America South, as a result of economic reopening and mobility increases across our territories. Volume increased 4.9% versus our 2019 baseline.

Total revenues increased 13.7% to Ps. 30,792 million, driven mainly by volume growth and favorable price-mix effects, coupled with pricing and revenue management initiatives. On a comparable basis, total revenues would have also increased 13.7%. Total revenues grew 13.0% versus the same period of 2019.

Gross profit increased 9.1% to Ps. 14,918 million, and gross margin contracted 210 basis points to 48.4%. This margin decrease was driven mainly by an increase in raw material costs, higher concentrate costs in Mexico, and the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by our raw material hedging strategies and favorable price-mix effects. On a comparable basis, gross profit would have also increased 9.1%. Gross profit increased 14.3% versus our 2019 baseline.

Operating income increased 2.6% to Ps. 5,083 million in the fourth quarter of 2021, and operating margin contracted 180 basis points to 16.5% during the period. This effect was driven mainly by the normalization of certain operating expenses such as labor and maintenance as compared to the same period of 2020, partially offset by certain operating expense efficiencies. On a comparable basis, operating income would have increased 2.4%. Our operating income increased 44.2% versus our 2019 baseline.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2021 Results

February 24, 2022

SOUTH AMERICA DIVISION FOURTH QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2021	4Q 2020	Δ%	Δ%
Total revenues	22,481	22,043	2.0%	6.4%
Gross profit	9,066	8,269	9.6%	14.2%
Operating income	2,695	2,273	18.6%	20.6%
Operating cash flow (2)	3,813	3,385	12.6%	15.9%

Volume increased 3.0% to 419.6 million unit cases, driven mainly by 16.2% volume growth in Colombia, 5.8% in Argentina, and 7.2% in Uruguay. This increase was partially offset by a slight volume decline of 1.2% in Brazil. Volume increased 9.6% versus our 2019 baseline.

Total revenues increased 2.0% to Ps. 22,481 million, driven by volume growth and pricing and revenue management initiatives, coupled with favorable price-mix effects. This increase was partially offset by a reduction in beer revenues as a result of the partial transition of our beer portfolio in Brazil, coupled with unfavorable currency translation effects resulting from the depreciation of most of our operating currencies in the division as compared to the Mexican Peso. On a comparable basis, total revenues would have increased 6.4%. Total revenues declined 8.2% versus the same period of 2019.

Gross profit increased 9.6% to Ps. 9,066 million, and gross margin expanded 280 basis points to 40.3%, driven mainly by favorable price-mix effects, our raw material hedging strategies, and lower concentrate costs in Brazil related to the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone. This increase was partially offset by the depreciation of the average exchange rate of all our operating currencies in the division as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have increased 14.2%. Gross profit decreased 8.2% versus our 2019 baseline

Operating income increased 18.6% to Ps. 2,695 million in the fourth quarter of 2021, resulting in a margin expansion of 170 basis points to 12.0%. This increase was driven mainly by higher gross profit and an increase in operating leverage resulting from volume growth, partially offset by the transition of our beer portfolio in Brazil. On a comparable basis, operating income would have increased 20.6%. Operating income decreased 5.4% versus our 2019 baseline.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2021 Results

February 24, 2022

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “Earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 4Q2021 Results

February 24, 2022

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 265 million. With over 80 thousand employees, the Company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 4Q2021 Results

February 24, 2022

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	5,564.3		4,924.5		13.0%	13.0%	19,490.9		17,397.7		12.0%	12.0%
Volume (million unit cases)	951.3		902.181		5.4%	5.4%	3,457.8		3,284.3		5.3%	5.3%
Average price per unit case	54.31		49.83		9.0%		52.99		50.63		4.7%
Net revenues	53,092		49,022		8.3%		193,899		181,520		6.8%
Other operating revenues	181		93		93.3%		905		2,095		-56.8%
Total revenues (2)	53,273	100.0%	49,116	100.0%	8.5%	10.5%	194,804	100.0%	183,615	100.0%	6.1%	11.1%
Cost of goods sold	29,288	55.0%	27,177	55.3%	7.8%		106,206	54.5%	100,804	54.9%	5.4%
Gross profit	23,985	45.0%	21,939	44.7%	9.3%	11.0%	88,598	45.5%	82,811	45.1%	7.0%	11.3%
Operating expenses	15,905	29.9%	14,375	29.3%	10.6%		60,721	31.2%	56,444	30.7%	7.6%
Other operative expenses, net	323	0.6%	230	0.5%	40.4%		560	0.3%	748	0.4%	-25.2%
Operative equity method (gain) loss in associates(3)	(20)	0.0%	105	0.2%	NA		(85)	0.0%	375	0.2%	NA
Operating income (5)	7,778	14.6%	7,229	14.7%	7.6%	8.0%	27,402	14.1%	25,243	13.7%	8.6%	11.8%
Other non operative expenses, net	30	0.1%	59	0.1%	NA		247	0.1%	2,862	1.6%	NA
Non Operative equity method (gain) loss in associates (4)	(54)	-0.1%	18	0.0%	NA		(3)	0.0%	(94)	-0.1%	NA
Interest expense	1,592		1,543		3.2%		6,192		7,894		-21.6%
Interest income	365		203		79.9%		932		1,048		-11.1%
Interest expense, net	1,227		1,340		-8.4%		5,260		6,845		-23.2%
Foreign exchange loss (gain)	(79)		346		NA		(227)		(4)		NA
Loss (gain) on monetary position in inflationary subsidiries	(270)		(123)		118.3%		(734)		(376)		95.4%
Market value (gain) loss on financial instruments	(131)		214		-161.1%		(80)		212		NA
Comprehensive financing result	748		1,777		-57.9%		4,219		6,678		-36.8%
Income before taxes	7,053		5,375		31.2%		22,940		15,796		45.2%
Income taxes	978		1,997		-51.0%		6,609		5,428		21.7%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	6,076		3,378		79.9%		16,331		10,368		57.5%
Net income attributable to equity holders of the company	5,809	10.9%	3,177	6.5%	82.8%		15,708	8.1%	10,307	5.6%	52.4%
Non-controlling interest	267	0.5%	201	0.4%	NA		623	0.3%	61	0.0%	NA

Operating Cash Flow & CAPEX	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	7,778	14.6%	7,229	14.7%	7.6%		27,402	14.1%	25,243	13.7%	8.6%
Depreciation	2,277		2,204		3.3%		8,946		9,011		-0.7%
Amortization and other operative non-cash charges	593		565		5.0%		2,501		3,091		-19.1%
Operating cash flow (5)(6)	10,648	20.0%	9,998	20.4%	6.5%	7.5%	38,849	19.9%	37,345	20.3%	4.0%	7.8%
CAPEX	5,681		4,118		38.0%		13,865		10,354		33.9%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 14 and 15 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, Leão Alimentos, and Estrella Azul, among others.

(4)              Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)              The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(6)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(7)              Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(8)              For the full year total CAPEX effectively paid was Ps. 9,989 million pesos.

Coca-Cola FEMSA Reports 4Q2021 Results

February 24, 2022

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,816.4		2,486.6		13.3%	13.3%	10,610.0		9,838.4		7.8%	7.8%
Volume (million unit cases)	531.8		495.0		7.4%	7.4%	2,057.9		1,991.7		3.3%	3.3%
Average price per unit case	57.85		54.63		5.9%		56.24		53.57		5.0%
Net revenues	30,765		27,041				115,731		106,704
Other operating revenues	26		32				63		79
Total Revenues (2)	30,792	100.0%	27,073	100.0%	13.7%	13.7%	115,794	100.0%	106,783	100.0%	8.4%	9.7%
Cost of goods sold	15,873	51.6%	13,403	49.5%			58,428	50.5%	53,877	50.5%
Gross profit	14,918	48.4%	13,670	50.5%	9.1%	9.1%	57,366	49.5%	52,906	49.5%	8.4%	9.6%
Operating expenses	9,666	31.4%	8,584	31.7%			38,049	32.9%	34,629	32.4%
Other operative expenses, net	203	0.7%	56	0.2%			615	0.5%	666	0.6%
Operative equity method (gain) loss in associates (3)	(34)	-0.1%	74	0.3%			(140)	-0.1%	188	0.2%
Operating income (4)	5,083	16.5%	4,956	18.3%	2.6%	2.4%	18,841	16.3%	17,423	16.3%	8.1%	8.9%
Depreciation, amortization & other operating non-cash charges	1,753	5.7%	1,656	6.1%			7,040	6.1%	7,451	7.0%
Operating cash flow (4)(5)	6,835	22.2%	6,612	24.4%	3.4%	3.3%	25,881	22.4%	24,873	23.3%	4.1%	5.1%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 14 and 15 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle and Estrella Azul, among others.

(4)              The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)              Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,747.9		2,438.0		12.7%	12.7%	8,880.9		7,559.2		17.5%	17.5%
Volume (million unit cases)	419.6		407.2		3.0%	3.0%	1,400.0		1,292.7		8.3%	8.3%
Average price per unit case	49.81		44.00		13.2%		48.21		46.09		4.6%
Net revenues	22,327		21,981				78,168		74,815
Other operating revenues	154		62				841		2,016
Total Revenues (2)	22,481	100.0%	22,043	100.0%	2.0%	6.4%	79,010	100.0%	76,831	100.0%	2.8%	13.1%
Cost of goods sold	13,415	59.7%	13,774	62.5%			47,778	60.5%	46,927	61.1%
Gross profit	9,066	40.3%	8,269	37.5%	9.6%	14.2%	31,232	39.5%	29,905	38.9%	4.4%	14.7%
Operating expenses	6,238	27.7%	5,791	26.3%			22,671	28.7%	21,815	28.4%
Other operative expenses, net	119	0.5%	174	0.8%			(56)	-0.1%	82	0.1%
Operative equity method (gain) loss in associates (3)	14	0.1%	31	0.1%			55	0.1%	188	0.2%
Operating income (4)	2,695	12.0%	2,273	10.3%	18.6%	20.6%	8,561	10.8%	7,820	10.2%	9.5%	18.7%
Depreciation, amortization & other operating non-cash charges	1,118	5.0%	1,113	5.0%			4,407	5.6%	4,652	6.1%
Operating cash flow (4)(5)	3,813	17.0%	3,385	15.4%	12.6%	15.9%	12,968	16.4%	12,472	16.2%	4.0%	13.6%
(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 14 and 15 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos and Verde Campo, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q2021 Results

February 24, 2022

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Dec-21	Dec-20	% Var.	Liabilities & Equity	Dec-21	Dec-20	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	2,453	5,017	-51%
	47,248	43,497	9%	Suppliers	22,745	17,195	32%
Total accounts receivable	13,014	11,523	13%	Short-term leasing Liabilities	614	560
Inventories	11,960	9,727	23%	Other current liabilities	20,409	20,073	2%
Other current assets	8,142	7,693	6%	Total current liabilities	46,221	42,845	8%
Total current assets	80,364	72,440	11%	Non-Current Liabilities
Non-Current Assets				Long-term bank loans and notes payable	83,329	82,461	1%
Property, plant and equipment	113,827	109,551	4%	Long Term Leasing Liabilities	891	746
Accumulated depreciation	(51,644)	(50,091)	3%	Other long-term liabilities	13,554	14,557	-7%
Total property, plant and equipment, net	62,183	59,460	5%	Total liabilities	143,995	140,609	2%
Right of use assets	1,472	1,278	15%	Equity
Investment in shares	7,494	7,623	-2%	Non-controlling interest	6,022	5,583	8%
Intangible assets and other assets	102,174	103,971	-2%	Total controlling interest	121,550	116,874	4%
Other non-current assets	17,880	18,294	-2%	Total equity	127,572	122,457	4%
Total Assets	271,567	263,066	3%	Total Liabilities and Equity	271,567	263,066	3%

	December 31, 2021
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	53.5%	9.5%	7.5%
U.S. Dollars	27.9%	14.6%	2.6%
Colombian Pesos	1.7%	0.0%	5.9%
Brazilian Reals	14.7%	55.6%	8.7%
Uruguayan Pesos	1.7%	0.0%	6.6%
Argentine Pesos	0.6%	0.0%	41.0%
Total Debt	100%	15.2%	6.4%
(1) After giving effect to cross- currency swaps and financial leases.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	FY 2021	FY 2020	Δ%
Net debt including effect of hedges (1)(3)	35,243	42,194	-16.5%
Net debt including effect of hedges / Operating cash flow (1)(3)	0.91	1.13
Operating cash flow/ Interest expense, net (1)	7.39	5.46
Capitalization (2)	40.7%	42.7%
(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 4Q2021 Results

February 24, 2022

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	4Q 2021					4Q 2020					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	337.6	21.3	67.7	31.6	458.1	322.1	17.0	65.0	27.9	432.0	6.0%
Guatemala	32.5	0.9	-	2.0	35.3	28.8	0.9	-	1.3	31.0	14.1%
CAM South	31.9	1.7	0.1	4.6	38.4	27.2	1.3	0.1	3.4	32.0	19.8%
Mexico and Central America	401.9	23.9	67.8	38.2	531.8	378.1	19.3	65.1	32.6	495.0	7.4%
Colombia	66.9	8.7	3.8	6.9	86.2	60.8	5.0	4.1	4.2	74.2	16.2%
Brazil (3)	234.8	16.6	2.3	18.5	272.1	239.2	16.0	2.8	17.4	275.4	-1.2%
Argentina	38.2	4.0	1.2	3.8	47.2	35.9	3.0	1.8	3.9	44.6	5.8%
Uruguay	12.1	1.6	-	0.4	14.0	11.6	1.3	-	0.2	13.1	7.2%
South America	352.0	30.8	7.3	29.5	419.6	347.6	25.2	8.8	25.7	407.2	3.0%
TOTAL	753.9	54.7	75.1	67.7	951.3	725.6	44.5	73.8	58.2	902.2	5.4%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	4Q 2021					4Q 2020					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	1,871.3	154.7		226.4	2,252.4	1,726.9	124.5		190.4	2,041.8	10.3%
Guatemala	250.2	8.5		20.0	278.6	206.0	9.2		12.8	228.1	22.1%
CAM South	225.2	11.3		48.8	285.4	177.4	8.9		30.4	216.7	31.7%
Mexico and Central America	2,346.7	174.5		295.2	2,816.4	2,110.4	142.6		233.6	2,486.6	13.3%
Colombia	455.2	93.8		66.9	615.9	375.9	56.5		36.0	468.5	31.5%
Brazil (3)	1,470.8	147.2		205.3	1,823.2	1,402.9	135.8		175.8	1,714.4	6.3%
Argentina	188.5	25.3		28.6	242.5	156.3	16.5		24.7	197.6	22.7%
Uruguay	56.4	6.3		3.5	66.2	50.7	4.9		1.9	57.5	15.2%
South America	2,170.9	272.7		304.3	2,747.9	1,985.7	213.8		238.5	2,438.0	12.7%
TOTAL	4,517.6	447.2		599.5	5,564.3	4,096.1	356.3		472.1	4,924.5	13.0%

Revenues
Expressed in million Mexican Pesos	4Q 2021	4Q 2020	Δ %
Mexico	24,857	22,160	12.2%
Guatemala	2,927	2,425	20.7%
CAM South	3,007	2,487	20.9%
Mexico and Central America	30,792	27,073	13.7%
Colombia	4,146	3,202	29.5%
Brazil (4)	14,558	16,065	-9.4%
Argentina	2,640	1,799	46.7%
Uruguay	1,137	977	16.4%
South America	22,481	22,043	2.0%
TOTAL	53,273	49,116	8.5%

(3) Volume and transactions in Brazil do not include beer.
(4) Brazil includes beer revenues of Ps.1,429.4 million for the fourth quarter of 2021 and Ps.4,065.2 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(1)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 4Q2021 Results

February 24, 2022

COCA-COLA FEMSA
FY - VOLUME, TRANSACTIONS & REVENUES

Volume
	FY 2021					FY 2020					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	1,304.0	82.3	281.4	122.3	1,790.0	1,295.6	70.2	281.8	111.6	1,759.2	1.8%
Guatemala	120.3	3.8	-	7.2	131.3	106.6	3.2	-	4.3	114.1	15.1%
CAM South	113.5	6.4	0.5	16.2	136.6	99.9	5.2	0.5	12.7	118.3	15.4%
Mexico and Central America	1,537.8	92.5	282.0	145.6	2,057.9	1,502.1	78.6	282.3	128.6	1,991.6	3.3%
Colombia	234.6	26.7	15.1	21.6	297.9	208.4	16.7	16.5	13.2	254.8	16.9%
Brazil (3)	786.3	48.4	7.9	60.6	903.2	755.5	46.8	9.6	51.0	862.9	4.7%
Argentina	125.1	11.8	5.4	13.1	155.4	108.2	9.7	5.8	10.1	133.8	16.2%
Uruguay	37.7	4.9	-	0.8	43.4	36.7	4.0	-	0.5	41.2	5.2%
South America	1,183.7	91.8	28.3	96.2	1,399.9	1,108.8	77.2	32.0	74.8	1,292.7	8.3%
TOTAL	2,721.4	184.3	310.3	241.8	3,457.8	2,610.9	155.8	314.3	203.4	3,284.3	5.3%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	FY 2021					FY 2020					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	7,105.8	604.8		859.0	8,569.5	6,915.6	521.6		765.4	8,202.6	4.5%
Guatemala	922.5	39.1		73.5	1,035.2	748.7	33.1		37.8	819.6	26.3%
CAM South	797.7	41.7		165.8	1,005.3	656.9	33.4		125.9	816.2	23.2%
Mexico and Central America	8,826.0	685.6		1,098.4	10,610.0	8,321.2	588.2		929.1	9,838.4	7.8%
Colombia	1,557.1	289.6		199.5	2,046.2	1,256.3	200.2		116.2	1,572.8	30.1%
Brazil (3)	4,798.5	419.5		648.6	5,866.6	4,319.3	390.9		498.1	5,208.3	12.6%
Argentina	599.3	71.7		94.8	765.8	474.8	53.7		64.6	593.1	29.1%
Uruguay	175.0	18.6		8.5	202.1	162.9	16.6		5.6	185.1	9.2%
South America	7,130.0	799.4		951.5	8,880.9	6,213.3	661.4		684.6	7,559.2	17.5%
TOTAL	15,956.0	1,485.1		2,049.9	19,490.9	14,534.5	1,249.6		1,613.6	17,397.7	12.0%

Revenues
Expressed in million Mexican Pesos	FY 2021	FY 2020	Δ %
Mexico	94,762	87,833	7.9%
Guatemala	10,535	9,328	12.9%
CAM South	10,497	9,622	9.1%
Mexico and Central America	115,794	106,783	8.4%
Colombia	14,180	12,049	17.7%
Brazil (4)	53,051	56,191	-5.6%
Argentina	8,408	5,468	53.8%
Uruguay	3,371	3,124	7.9%
South America	79,010	76,831	2.8%
TOTAL	194,804	183,615	6.1%

(3) Volume and transactions in Brazil do not include beer.
(4) Brazil includes beer revenues of Ps. 10,677.2 million for the full year of 2021 and Ps. 15,228.1 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-once servings) and, when applied to soda fountains, refers to volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 4Q2021 Results

February 24, 2022

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	4Q21	FY
Mexico	2.42%	7.36%
Colombia	1.54%	5.62%
Brazil	3.80%	10.06%
Argentina	11.07%	50.94%
Costa Rica	2.02%	3.30%
Panama	0.62%	2.60%
Guatemala	1.42%	3.07%
Nicaragua	3.45%	7.21%
Uruguay	1.28%	7.96%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	4Q21	4Q20	Δ %	FY 21	FY 20	Δ %
Mexico	20.75	20.63	0.6%	20.28	21.49	-5.6%
Colombia	3,879.98	3,662.52	5.9%	3,744.25	3,695.27	1.3%
Brazil	5.58	5.40	3.5%	5.40	5.16	4.6%
Argentina	100.50	80.08	25.5%	102.72	84.15	22.1%
Costa Rica	638.48	609.08	4.8%	624.10	588.29	6.1%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.73	7.79	-0.8%	7.74	7.72	0.2%
Nicaragua	35.43	34.72	2.1%	35.17	34.34	2.4%
Uruguay	43.98	42.60	3.2%	43.55	42.01	3.7%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Dec-21	Dec-20	Δ %	Sep-21	Sep-20	Δ %
Mexico	20.58	19.95	3.2%	20.60	22.46	-8.3%
Colombia	3,981.16	3,432.50	16.0%	3,834.68	3,878.94	-1.1%
Brazil	5.58	5.20	7.3%	5.44	5.64	-3.6%
Argentina	102.72	84.15	22.1%	98.74	76.18	29.6%
Costa Rica	645.25	617.30	4.5%	629.71	606.68	3.8%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.72	7.79	-0.9%	7.73	7.79	-0.7%
Nicaragua	35.52	34.82	2.0%	35.34	34.60	2.2%
Uruguay	44.70	42.34	5.6%	42.94	42.58	0.8%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 4Q2021 Results

February 24, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: February 24, 2022